Exhibit 1

MIND CTI Reports Second Quarter 2026 Results
* MIND Receives Nasdaq Notifications

Yoqneam, Israel, August 6, 2026 MIND C.T.I. LTD. (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications (UC) analytics for enterprises as well as enterprise messaging solutions, today announced results for its second quarter ended June 30, 2026.

The following will summarize our major developments in the second quarter of 2026 as well as our business. The financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights

•	Revenues were $4.6 million, compared with $4.8 million in the second quarter of 2025, with the decrease mainly attributed to the messaging segment.
•
Operating income was $0.7 million, or 15% of total revenues, compared with $0.3 million, or 6% of total revenues in the second quarter of 2025, with the increase mainly attributed to a different revenue mix with improved margins.

•	Net income was $0.8 million, or $0.04 per share, compared with $0.5 million, or $0.02 per share in the second quarter of 2025.
•	Cash flow from operating activities was $0.1 million, compared with $0.9 million in the second quarter of 2025.

Six Months Financial Highlights

•	Revenues were $9.7 million, same as in the first six months of 2025.
•
Operating income of $1.6 million, or 17% of total revenues, compared with $0.6 million or 7% of total revenues in the first six months of 2025 (that included an allowance for credit loss of a specific customer, as well as acquisition related costs)

•	Net income of $1.6 million, or $0.08 per share, compared with $1.0 million, or $0.05 per share in the first six months of 2025.
•	Cash flow from operating activities in the first six months of 2026 was $0.7 million, compared with $1.6 million in the first six months of 2025.

Monica Iancu, MIND CTI’s interim CEO, commented: “As I step back into the leadership role at MIND, my primary focus is to reinforce our foundational customer relationships and maximize the value of our technology roadmap. Alongside our newly appointed Chief Business Officer, Orly Sorokin, we are implementing proactive measures to pursue new opportunities, strengthen the Company’s long-term stability, and create sustainable value for our shareholders. The telecommunications and enterprise messaging spaces remain highly competitive, placing ongoing price pressures on our core segments. Our strong cash position and ongoing long-term profitability give us the flexibility to navigate these market challenges. We will continue to optimize our organizational structure while maintaining the high-quality support and execution that our global customers expect from MIND. Our immediate priority is to offset the anticipated mid-term revenue decline by accelerating commercial efforts."

Cash Position and Buyback Update
Our cash position, including short-term deposits and marketable securities, was $13.5 million as of June 30, 2026, compared with $11.4 million as of June 30, 2025.

The increase in the cash position, resulting from ongoing positive cash flow, was partially offset by three events.

As previously announced, we completed the acquisition of Aurenz in the first quarter of 2025. An initial cash payment of $1.7 million was made in the first quarter of 2025 and the remaining amount of approximately $261 thousand, was paid in the second quarter of 2026, completing the acquisition related payments.

In addition, the cash position was also impacted by a withholding tax of approximately $288K related to a dividend distributed between subsidiaries within the MIND group that is expected to be recovered in future years.

As previously announced, MIND’s Board of Directors authorized a new share repurchase plan on November 12, 2025, allowing the Company to repurchase ordinary shares in the open market for up to $2.4 million in cash. As of June 30, 2026, MIND had repurchased a total of 617 thousand shares for total consideration of approximately $674 thousand, out of which $350 thousand during the second quarter of 2026.

Under the repurchase program, share purchases may be made from time to time, depending on market conditions, share price, trading volume, and other factors. The repurchase program may be suspended from time to time or discontinued.

Revenue Distribution for Q2 2026
Revenues in Europe represented 60% (including the messaging segment revenues in Germany, which represented 32%), the Americas represented 30%, and the rest of the world represented 10% of total revenues.

Revenues from our customer care and billing software were $2.4 million, or 52% of total revenues, enterprise messaging and payment solutions were $1.5 million, or 32% of total revenues and enterprise UC analytics software were $0.7 million or 16% of total revenues.

Revenues from maintenance and additional services were $4.3 million, or 94% of total revenues, while licenses were $0.3 million, or 6% of total revenues.

Revenue Distribution for the First Six Months of 2026
Revenues in Europe represented 62% (including the messaging segment revenues in Germany, which represented 33%), the Americas represented 31%, and the rest of the world represented 7% of total revenues.

Revenues from our customer care and billing software were $4.6 million, or 48% of total revenues, enterprise messaging and payment solutions were $3.2 million, or 33% of total revenues and enterprise UC analytics software were $1.9 million, or 19% of total revenues.

Revenues from maintenance and additional services were $9.1 million, or 94% of total revenues, while licenses were $0.6 million, or 6% of total revenues.

Nasdaq Letters
On June 23, 2026, we received a letter from Nasdaq indicating that the Company is no longer in compliance with the minimum bid price requirement for continued listing. We were provided a compliance period of 180 calendar days, or until December 21, 2026, to regain compliance with the minimum bid price requirement. In the event the Company does not regain compliance by the end of the compliance period, the Company may then be eligible for an additional period to regain compliance. If it appears to Nasdaq’s staff that the Company will not be able to cure the deficiency by the end of the compliance period, or if the Company is otherwise not eligible for an additional compliance period, Nasdaq’s staff will notify the Company that its ordinary shares will be subject to delisting.

The Company intends to actively monitor the closing bid price of its ordinary shares and will consider available options to resolve the deficiency and regain compliance with the minimum bid price rule. However, there can be no assurance that the Company will be able to regain compliance with the minimum bid price rule.

On August 3, 2026, we received a letter from Nasdaq indicating that, due to the resignation of Ms. Orly Sorokin from the Company’s Board of Directors and Audit Committee, the Company no longer complies with Nasdaq’s audit committee requirement as set forth in Listing Rule 5605(c)(2).

However, consistent with Listing Rule 5605(c)(4), Nasdaq will provide the Company with a cure period to regain compliance until the earlier of the Company’s next annual shareholders’ meeting or August 1, 2027. The Company must submit documentation to Nasdaq, including biographies of any new directors, evidencing compliance with the rules no later than this date. In the event the Company does not regain compliance by this date, Nasdaq rules require Nasdaq staff to provide written notification to the Company that its securities will be delisted. At that time, the Company may appeal the delisting determination to a Hearings Panel.

The Company intends to correct this deficiency and regain compliance at the annual general meeting to be held in May 2027.

These letters have no immediate effect on the listing of the Company’s ordinary shares. During the applicable compliance periods, as may be extended, the Company’s ordinary shares will continue to trade on Nasdaq under the symbol “MNDO.”

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty-five years of experience in providing solutions to carriers and enterprises, MIND operates from offices in Israel, Romania, Germany and the United States.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements", including estimations relating to the impact of the political situation in Ukraine, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, economic conditions in our key markets, as well as the risks discussed in the Company's annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Janice Kaye
MIND C.T.I. Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2026	2025	2026	2025
	U.S. dollars in thousands (except per share data)

REVENUES	$4,611	$4,752	$9,696	$9,748
COST OF REVENUES	2,057	2,602	4,402	5,089
GROSS PROFIT	2,554	2,150	5,294	4,659
OPERATING EXPENSES:
Research and development	1,000	995	1,992	1,889
Selling and marketing	369	358	708	714
General and administrative	495	531	984	1,420
Total operating expenses	1,864	1,884	3,684	4,023
OPERATING INCOME	690	266	1,610	636
FINANCIAL INCOME, net	162	251	232	425
INCOME BEFORE TAXES ON INCOME	852	517	1,842	1,061
TAXES ON INCOME	77	34	199	88
NET INCOME	$775	$483	$1,643	$973

EARNINGS PER SHARE - in U.S. dollars
Basic and Diluted	$0.04	$0.02	$0.08	$0.05

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,146	20,572	20,209	20,430
Diluted	20,235	20,705	20,320	20,611

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2026	2025
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,081	$8,116
Short-term bank deposits	10,384	5,237
Marketable securities	-	200
Accounts receivable, net	2,090	1,713
Other current assets	777	486
Prepaid expenses	315	330
Total current assets	16,647	16,082

NON-CURRENT ASSETS:
Severance pay fund	1,332	1,596
Deferred income taxes	155	147
Property and equipment, net	101	126
Right-of-use assets, net	751	876
Intangible assets, net	1,234	1,376
Goodwill	9,830	9,963
Total assets	$30,050	$30,166

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$418	$546
Other current liabilities and accruals	1,300	1,434
Current maturities of lease liabilities	268	255
Deferred revenues	1,589	1,960
Total current liabilities	3,575	4,195

LONG-TERM LIABILITIES:
Deferred revenues	173	239
Lease liabilities, net of current maturities	530	674
Accrued severance pay	1,332	1,596
Deferred income taxes	370	413
Total liabilities	5,980	7,117

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	28,060	28,020
Accumulated other comprehensive loss	(781)	(625)
Accumulated deficit	(1,827)	(3,470)
Treasury shares	(1,436)	(930)
Total shareholders’ equity	24,070	23,049
Total liabilities and shareholders’ equity	$30,050	$30,166

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2026	2025	2026	2025
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$775	$483	$1,643	$973
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	63	79	132	153
Deferred income taxes, net	(31)	(54)	(40)	(87)
Accrued severance pay	7	14	13	28
Unrealized gain from marketable securities, net	-	(2)	-	(3)
Realized loss on sale of property and equipment	-	11	-	11
Employees share-based compensation expenses	37	49	76	107
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable, net	122	(18)	(404)	654
Increase in other current assets	(333)	(7)	(299)	(94)
Decrease (increase) in prepaid expenses	47	(83)	13	(216)
Decrease in accounts payable	(286)	(22)	(118)	(107)
Increase (decrease) in other current liabilities and accruals	2	(425)	142	(727)
Change in operating lease liability	5	67	(6)	80
Increase (decrease) in deferred revenues	(284)	829	(420)	834
Net cash provided by operating activities	124	921	732	1,606

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1)	(5)	(3)	(10)
Acquisition of a subsidiary	(261)	-	(261)	(1,533)
Severance pay funds	(7)	(14)	(13)	(28)
Proceeds from redemption of marketable securities	200	-	200	-
Proceeds from redemption of (investment in) short-term bank deposits	(319)	2,991	(5,149)	2,720
Net cash provided by (used in) investing activities	(388)	2,972	(5,226)	1,149

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	(4,502)	-	(4,502)
Purchase of treasury shares	(350)	-	(542)	-
Net cash used in financing activities	(350)	(4,502)	(542)	(4,502)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	4	29	1	46

DECREASE IN CASH AND CASH EQUIVALENTS	(603)	(580)	(5,035)	(1,701)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	3,684	3,331	8,116	4,452
BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF PERIOD	$3,081	$2,751	$3,081	$2,751